# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Atlantic International Corp., CIK 0001605888
CUSIP: 048592109
Title of class of securities: Common Stock, Par Value $0.00001 per share
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632
Date of event which requires filing of this statement: 08/11/2025
Filed by CIK 0001491574
Persons authorized to receive notices and communications: Elliot H. Lutzker, Esq., 605 Third Avenue, New York, New York (NY), 10158, 212-557-7200; Davidoff Hutcher & Citron LLP, 605 Third Avenue, New York, New York (NY), 10158, 212-557-7200

## Reporting persons
- Andrew Bressman (CIK 0001491574): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 6,503,971; shared voting power 0; sole dispositive power 6,503,971; shared dispositive power 0; aggregate amount beneficially owned 6,503,971 (11.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.00001 per share
Name of issuer: Atlantic International Corp.
Address of issuer's principal executive offices: 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, New Jersey (NJ), 07632

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Andrew Bressman ("Mr. Bressman"), a Strategic Advisor to the Issuer (the "Reporting Person").
Residence or business address: The Reporting Person's business and office address is c/o the Issuer, 270 Sylvan Avenue, Suite 2230, Englewood Cliffs, NJ 07632.
Present principal occupation or employment: Mr. Bressman's principal business is to serve as Strategic Adviser to the Issuer, under a Consulting Agreement dated June 18, 2024 with SAB Management LLC of which Mr. Bressman is Manager.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Bressman is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Pursuant to an Amended and Restated Agreement and Plan of Reorganization by and among the Issuer, IDC Technologies, Inc., Lyneer Investments, LLC ("Lyneer"), and certain other parties as set forth therein, dated as of June 4, 2024, as amended (the "Merger Agreement"), Lyneer became a wholly-owned subsidiary of the Issuer on June 18, 2024. In accordance with the terms of the Merger Agreement, the Issuer entered into a Consulting Agreement with SAB Management LLC, of which Mr. Bressman is Manager (the "Consulting Agreement") to retain Mr. Bressman's services as Strategic Advisor. Mr. Bressman received 2,436,000 shares of common stock pursuant to the terms of the Merger Agreement. He was also awarded on November 21, 2024, under his Consulting Agreement restricted stock units ("RSUs") to purchase 3,484,571 shares of common stock which RSUs he exercised. On August 11, 2025, the Board of Directors of the Issuer, awarded 1,000,000 shares of Common Stock to Mr. Bressman upon the review of the equity compensation within one year of the June 18, 2024 closing date of the acquisition of Lyneer. Mr. Bressman assigned 417,000 to his adult children and others, as gifts and disclaimed any beneficial ownership of these 417,000 shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person received the securities referred to on Item 3 above in consideration of the Merger Agreement and his Consulting Agreement. The Reporting Person does not have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,503,971 shares (11.1%) based on 58,375,488 shares issued and outstanding as of August 11, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Bressman, has the power to vote and dispose of all his shares of Common Stock.
Transactions in the class effected during the past sixty days: On August 11, 2025, 583,000 shares were issued to Mr. Bressman as described under Item 3 above.
Other persons with the right to receive dividends or sale proceeds: No person has the right to receive, or the power to direct the receipt of dividends from, or proceeds from, the sale of such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Andrew Bressman: /s/ Andrew Bressman, Andrew Bressman (09/03/2025)